Exhibit 99.1

Eleva Alimentos S.A.

Valuation Report of the Net Assets at Book Value

as at December 31 2007 for the purposes of

 the Merger with Perdigão S.A

Deloitte Touche Tohmatsu Auditores Indepedentes

VALUATION REPORT OF THE NET ASSETS AT BOOK VALUE FOR THE PURPOSES OF  THE MERGER WITH PERDIGÃO S.A

To the Shareholders and Management of

Eleva Alimentos S.A

Porto Alegre — RS

AUDITOR’S DATA

Deloitte Touche Tohmatsu — Auditores Independentes, a civil company with registered offices in the city and state of São Paulo at Rua Alexandre Dumas, 1,981 and offices in the city of Port Alegre at Avenida Carlos Gomes, 403 — 12th floor — Bela Vista, registered with the Regional Accounting Council of the state of São Paulo under number 2SP 011.609/O-8, enrolled in the corporate taxpayers’ register (CNPJ) under number 49.928.567/0001-11 with its consolidated articles of association registered in the 3rd Corporate Civil Registry of São Paulo on December 28 1977 and subsequent  amendments registered at the same Registry, herein represented by its partner , Fernando Carrasco, Brazilian, married, accountant, bearer of ID card (RG) number 9.506.535, enrolled in the private individual taxpayers’ register (CPF) under number 041.702.178-02 and in the Regional Accounting Council of the state of Rio Grande do Sul under number 1SP 157.760/T/RS, a specialized company qualified by the management of Perdigão S.A in the position of pre-qualified expert to proceed with the valuation of the net assets  at book value of Eleva Alimentos S.A. with baseline date as at December 31 2007 for the merger of the assets and liabilities of the latter with the former, hereby presents its valuation report prepared pursuant to Article 8 of Law 6.404/76.

I.                                         The determination of the existence of  goods, values and liabilities the object of the valuation was made applying Brazilian auditing norms.

II. The valuation was undertaken in compliance with the agreement signed between the managements of the absorbed company and the surviving company and the valuation criterion based on the examination of the account values  as recorded in the balance sheet, in conformity with account practices in Brazil.

III. On the basis of the procedures described in item (I) and in the valuation criteria in item (II), we concluded that the net assets at book value of Eleva Alimentos S.A. for the purposes of the merger, shall be valued at R$ 489,356,392.86 (four hundred and eighty-nine million, three hundred and fifty-six thousand, three hundred and ninety-two Reais, eighty-six centavos) calculated on the basis of the balance sheet raised by the Company on December 31 2007 - prepared in accordance with the accounting practices adopted in Brazil - the content of which is shown in Annex I of this report.

This report is transcribed in 3 (three) counterparts of equal content, with this page signed and the annex initialed

Porto Alegre April 10 2008

DELOITTE TOUCHE TOHMATSU	Fernando Carrasco
Auditores Indepedentes	Accountant

CRC 2SP 011.609/O-8/F/RS	CRC 1SP 157.760/T/RS

STATEMENT OF NET ASSETS AT BOOK VALUE ON DECEMBER 31, 2007, FOR PURPOSES OF THE MERGER INTO PERDIGÃO S.A.

ASSETS	R$	LIABILITIES	R$
CURRENT ASSETS		CURRENT LIABILITIES
Cash and Banks	47,853,481.45	Loans and financings	290,792,556.99
Trade accounts receivables	233,849,242.45	Suppliers	151,278,771.14
Securities	37,897,392.09	Taxes payable	8,585,261.10
Inventories - net	311,828,126.92	Payroll and social charges payable	15,572,827.56
Taxes recoverable	101,186,678.83	Debts with related parties	739,411.99
Dividends receivable	5,020.98	Suppliers of property, plant and equipment	7,997,307.30
Sundry advances	2,096,569.37	Dividends payable	6,512.66
Other accounts receivable	9,463,220.98	Other accounts payable	43,627,326.47
Total current assets	744,179,733.07	Total current liabilities	518,599,975.21
NON-CURRENT ASSETS		NON-CURRENT LIABILITIES
Long-term assets		Long-term liabilities
Judicial deposits	6,816,846.52	Loans and financings	343,385,655.34
Taxes recoverable	87,206,337.59	Provision for tax, civil and labor risks	94,658,529.95
Amounts receivable from cooperatives	17,336,100.00	Deferred income tax and social contribution	100,056,652.74
Deferred income tax and social contribution	51,420,002.94	Advances from clients abroad	936,850.27
Receivables from subsidiaries	9,530,659.17	Taxes paid in installments	482,520.33
Other accounts receivable	19,211,303.33	Other accounts payable	3,735,490.78
Total long-term assets	191,521,249.55	Total non-current liabilities	543,255,699.41
PERMANENT ASSETS
Investments in Subsidiaries	102,029,881.43	TOTAL LIABILITIES	1,061,855,674.62
Property, plant and equipment — net	508,785,414.11
Intangible assets — net	2,156,856.26
Deferred charges — net	2,538,933.06
Total permanent assets	615,511,084.86
Total non-current assets	807,032,334.41
TOTAL ASSETS	1,551,212,067.48	NET ASSETS	489,356,392.86